United Refining Company • Petroleum Products

April 29, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attn: April Sifford

Re:	Item 4.02 Form 8-K
Filed April 22, 2005
File No. 001-06198

Dear Ms. Sifford,

We have received your letter of April 26, 2005 regarding the above captioned filing of Form 8-K. We offer the following in response to your questions.

1.	With regards to the applicable provisions of Item 4.02 (a), the Company reached its decision to restate its financial statements as a result of discussions initiated by its independent registered public accountant. During these discussions, BDO Seidman expressed its opinion that a change in the valuation method utilized for inventories would be appropriate. After consideration, the Company’s officers concluded that a restatement would be appropriate, which is consistent with the provisions of Item 4.01(a). While we could have filed under Item 4.02(b), management felt that under the factual circumstances, a filing under Item 4.02(a) was more appropriate. If the Commission would prefer, we can file an amended Form 8-K to disclose the same information under Item 4.01(b), but we do not believe it is warranted or necessary.

2.	The restatements for the fiscal quarters ended 11/30/04 and 11/30/03 were filed on April 28, 2005 on Form 10-Q/A for the quarterly period ended November 30, 2004.

3.	The certifying officers considered the adequacy of disclosure controls and procedures covered by Forms 10-K and 10-Q for the periods ended 8/31/04 and 11/30/04 and concluded that the appropriate controls and procedures were in place and functioning. The application of inventory pricing method that initiated the restatement has been addressed and the revised method of inventory valuation has been initiated for the period ending 2/28/05. No other areas of procedure or control were affected, nor found to be at risk.

Please contact the undersigned with any further questions or comments you may have.

Very Truly Yours,

UNITED REFINING COMPANY

James E. Murphy
Vice President and Chief Financial Officer

JEM/tl

15 Bradley Street • Warren, Pennsylvania 16365 • 814-726-4674 • FAX 814-726-4602